October 24th, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

Please find attached Cistera Networks’ responses to SEC Comments dated October 10th, 2006 (File # 000-17304). As in previous responses, Cistera has amended certain filings that will be re-submitted when this review has been approved.

In all instances, Cistera has chosen to utilize the most conservative accounting practices available for revenue and expense recognition purposes and classification of financial instruments.

Please let me know, after your review of this document, if there will be any additional comments or questions pertaining to the SB2 submittal. If you have any questions or concerns, please do not hesitate to contact me at (972) 381-4695.

Regards,

/s/ Jim Miller

VP-Operations

Cistera Networks

jmiller@cistera.com

17304 Preston Rd. Suite 975

Dallas, TX 75252

CNH HOLDINGS COMPANY RESPONSE TO SEC COMMENTS

RE:	Cistera Networks, Inc
Form 10-KSB for the Fiscal Year Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Registration Statement on Form SB-2

File No. 000-17304

Filed August 24, 2005

NOTE: Company Name Changed to Cistera Networks Inc. (OTCBB: CNWT) Effective 9/27/2005

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Note 12- Stock Options

1.

Clarify whether you have adopted SFAS 123R, Share Based Payment, in the quarter-ended June 30, 2006. Please be advised, you are required to adopt SFAS 123R as of the beginning of the first annual reporting period that begins after December 15, 2005. See the effective dates and transition requirements of paragraphs 69 through 84 of SFAS 123R. If you have not adopted SFAS 123R, revise your quarterly report to adopt SFAS 123R and provide all disclosures required by paragraphs 64, 65 and 84 of SFAS 123R and Section H of SAB 107.

Response: Cistera Networks will amend the Form 10-QSB filing for the Fiscal Quarter Ended June 30, 2006 to reflect adoption of SFAS 123R. In this filing and for all future filings, Cistera will provide all disclosures as required by paragraphs 64, 65 and 84 of SFAS 123R and Section H of SAB 107. Currently, Cistera has no outstanding equity awards that would fall under the governance of SFAS 123R as all current and previous equity awards have been recognized at full compensation cost on the P&L Statements for the appropriate periods.

The disclosure(s) that will be added to the amended 10-QSB for period ending June 30, 2006 will read as follows:

Stock Options

Effective April 1, 2006, the company adopted the provisions of SFAS No. 123(R). SFAS No. 123(R) requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. Prior to April 1, 2006, the company accounted for awards granted to employees under its equity incentive plans under the intrinsic value method prescribed by Accounting

Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended. No stock options were granted to employees during the three months ended June 30, 2006 or 2005 and accordingly, no compensation expense was recognized under APB No. 25 for the three months ended June 30, 2006 or 2005. In addition, no compensation expense is required to be recognized under provisions of SFAS No. 123(R) with respect to employees.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the company beginning on April 1, 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of June 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Upon exercise, cancellation, forfeiture, or expiration of stock options, or upon vesting or forfeiture of restricted stock units, deferred tax assets for options and restricted stock units with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the company followed the alternative transition method discussed in FASB Staff Position No. 123(R)-3.

October 12th, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

As requested in previous correspondence between Cistera Networks and The Securities and Exchange Commission, Cistera Networks (The Company) hereby acknowledges the following statements:

•	The Company is responsible for the adequacy and accuracy of all disclosures in our filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose The Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by The Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns regarding these acknowledgements, please do not hesitate to contact me at (972) 381-4699.

Regards,

Derek Downs

President/Interim CEO

Cistera Networks

17304 Preston Rd. Suite 975

Dallas, TX 75252